September 13, 2018

Stuart Burgdoerfer
Chief Financial Officer
L Brands, Inc.
Three Limited Parkway
Columbus, Ohio 43230

       Re: L Brands, Inc.
           Registration Statement on Form S-4
           Filed September 11, 2018
           File No. 333-227288

Dear Mr. Burgdoerfer:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Michael Killoy at 202-551-7576 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Beverages, Apparel and
                                                            Mining